Mail Stop 3561



							January 20, 2006



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176
			Amendment Filed: December 30, 2005

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue our prior comment 1 because your discussion of the possible section 5 violation does not adequately address Fort Street
Equity`s role as an underwriter in the distribution of the securities on behalf of the company. Please make clear that Fort Street Equity was acting as an underwriter when it sold the securities acquired from the company to Ralston Superannuation Fund, Bruce Gilling, Therese Mulherin, Kelly Superannuation Fund, Mark Hoey, Sandra Wendt,
Keith Appleby, Neil Wendt.

Management`s Discussion and Analysis
2. We reissue a portion of our prior comment 4. Expand your MD&A disclosure to include a discussion of how the potential rescission liability might affect your liquidity and capital resources.

Financial Statements
3. It appears to us that Fort Street, a principal stockholder, granted the options to third parties and your employees on your behalf and that you should recognize the applicable compensation in your financial statements in accordance with SAB Topic 5.T. We note that you rely upon Fort Street Equity to provide cash to finance your operations via the promissory notes. We also believe that you would not be able to obtain financing from another party under the favorable terms that Fort Street provides due to your status as a development stage entity with no significant operating history and weak financial condition. Accordingly, it appears to us that Fort Street is a principal stockholder as defined by paragraph 395 of SFAS
123 based upon its status as your largest source of cash flow, which we believe gives it the ability to significantly influence you. Please revise the financial statements to recognize compensation for the options granted by Fort Street Equity and provide all disclosures required by paragraphs 45-48 of SFAS 123, as applicable. For purposes of determining the fair value of the options granted (and volatility), please note that you became a public entity upon the initial filing of the SB-2 in March 2005.
4. Your response to Comment No. 6 suggests that the issuance of 225,000 shares in aggregate to Messrs. Stough and Murray through certain nominees represents a compensatory transaction entered into by Mr. Poulsen on behalf of FFBI. Please confirm that the financial statements bear the appropriate amount of compensation.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Richard Anslow, Esq.
	732-577-1188







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Mark Poulsen
Fit For Business International, Inc.
January 20, 2006
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